1934 Act Registration No. 333-13904

06047879

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 26 2006
WASH. D.C. 156 SECTION

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2006

P.E.
9-1-06

MTR CORPORATION LIMITED

(地鐵有限公司)

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

PROCESSED
SEP 29 2006
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓   Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

HONGKONG:58162.2

Exhibit index is on page 4

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company's business, including its railway operations and property operations, such factors include, among others, the following:

- general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;
- the level of interest rates prevailing in Hong Kong;
- accidents and natural disasters;
- the terms on which the Company finances its working capital and capital expenditure requirements;
- the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;
- changes in the fares for the Company's services;
- competition from alternative modes of transportation;
- the Company's ability to complete property developments on time and within budget;
- fluctuation in property prices and competition from other property developments;
- the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government");
- the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the Government's policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change);
- the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and
- other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Interim report to shareholders relating to the Company's financial condition and results of operations for the six months ended June 30, 2006.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By: ______________________________
Name: Lila Fong
Title: Legal Manager - Secretarial

Date: September 26, 2006

Interim report 2006


Beijing
Shenzhen

地鐵公司
MTR Corporation

Stock Code: 66

Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

Mission

Provide excellent value to our customers, enhancing their quality of life, and contributing to development of the communities in which we operate

Provide opportunities for employees to grow and prosper with the Company and reward our investors

Develop the rail network as the backbone of public transport in Hong Kong

Grow in Mainland China and capture opportunities in Europe by building on our core competencies

Contents

Key figures

Financial highlights *in HK$ million*	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	% Increase/ (Decrease)
Revenue			
– Fare	**3,138**	2,988	5.0
– Non-fare	**1,428**	1,397	2.2
Operating profit from railway and related businesses before depreciation	**2,639**	2,541	3.9
Profit on property developments	**4,072**	1,520	167.9
Operating profit before depreciation	**6,711**	4,061	65.3
Profit attributable to equity shareholders	**5,167**	2,606	98.3
Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax)	**3,948**	1,769	123.2
Total assets	**122,318**	113,666*	7.6
Loans, obligations under finance leases and bank overdrafts	**31,809**	28,264*	12.5
Total equity attributable to equity shareholders	**74,548**	69,875*	6.7

Financial ratios *in %*			
Operating margin	**57.8**	58.0	(0.2)% pt.
Debt-to-equity ratio	**42.7**	40.4*	2.3% pt.
Interest cover *in times*	**8.3**	5.9	40.7
Interest cover (excluding impact of change in fair value of derivative instruments) *in times*	**8.6**	5.6	53.6

Share information			
Basic earnings per share *in HK$*	**0.94**	0.48	95.8
Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$*	**0.72**	0.33	118.2
Dividend per share in *HK$*	**0.14**	0.14	–
Share price at 30 June in *HK$*	**18.75**	15.00	25.0
Market capitalisation at 30 June *in HK$ million*	**103,661**	81,845	26.7

Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**418.4**	413.6	1.2
– Airport Express *in thousands*	**4,512**	4,050	11.4
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,470**	2,451	0.8
– Airport Express *daily*	**24.9**	22.4	11.2
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.80**	6.57	3.5
– Airport Express	**64.80**	66.93	(3.2)
Proportion of franchised public transport boardings *in %*			
– All movements	**24.7**	24.8	(0.1)% pt.
– Cross-harbour movement	**60.4**	60.4	–
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express	**23**	24	(1.0)% pt.

* *Figures are as at 31 December 2005*

Operating network with future extensions

Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Proposed Property Developments

Existing network
- Airport Express
- Disneyland Resort Line
- Island Line
- Kwun Tong Line
- Tseung Kwan O Line
- Tsuen Wan Line
- Tung Chung Line

Projects in progress
- Ngong Ping 360
- Tseung Kwan O South

Future extensions
- North Island Link
- Tseung Kwan O Line Extension

Extensions under study
- Kwun Tong Line Extension
- South Island Line (West)
- South Island Line (East)
- West Island Line



New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Tsing Yi
Sunny Bay
Disneyland Resort
AsiaWorld-Expo
Airport
Tung Chung
Ngong Ping
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Hang Hau
Po Lam
Tseung Kwan O South
Nam Cheong
Olympic
Shek Kip Mei
Prince Edward
Mong Kok
Yau Ma Tei
Ho Man Tin
Whampoa
Kowloon
Jordan
Tsim Sha Tsui
Sai Ying Pun
University
Kennedy Town
Sheung Wan
Hong Kong
Tamar
Exhibition
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Central
Admiralty
Wan Chai
Causeway Bay
Tin Hau
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

Properties developed by the Company

01 Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline

02 Tierra Verde / Maritime Square

03 Luk Yeung Sun Chuen / Luk Yeung Galleria

04 Sun Kwai Hing Gardens

05 New Kwai Fong Gardens

06 Telford Gardens / Telford Plaza I and II

07 Argyle Centre

08 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two

09 Union Square – The Waterfront / Sorrento / The Harbourside / The Arch

10 Hongway Garden / Vicwood Plaza

11 One International Finance Centre / Two International Finance Centre / IFC Mall / Four Seasons Hotel / Four Seasons Place

12 World-wide House

13 Admiralty Centre / Fairmont House

14 Southorn Garden

15 Park Towers

16 Fortress Metro Tower

17 Kornhill / Kornhill Gardens

18 Felicity Garden

19 Perfect Mount Gardens

20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall

21 New Jade Garden

22 Residence Oasis / The Lane

23 Central Heights / The Grandiose / The Edge

24 No.8 Clear Water Bay Road

25 Metro Town

Chairman's letter

Dear Stakeholders,

I am pleased to present to you the interim results of MTR Corporation for the first six months of 2006.

MTR Corporation recorded net profit, before investment property revaluation gain and related deferred tax, of HK$3,948 million, an increase of 123.2% over the same period last year. This significant increase was mainly due to very strong property development profit as well as continued growth in our recurring businesses. Net profit, including gain from property revaluation, was HK$5,167 million, an increase of 98.3% from the same period last year with reported earnings per share of HK$0.94, an increase of 95.8%. Your Board of Directors has declared an interim dividend of HK$0.14 per share, unchanged from last year.

A significant event for the Company was the signing on 11 April of a Memorandum of Understanding with Government on the proposed merger with the Kowloon-Canton Railway Corporation ("KCRC"), thus opening a possible new chapter not only in the history of the Company itself but also in Hong Kong's public transport market.

The Memorandum of Understanding sets out the terms on which the Company would merge its rail operations with those of KCRC, together with the acquisition of a package of properties. The Memorandum of Understanding meets the five parameters set down by Government as pre-conditions for the merger. In my view the terms of the transaction are fair and balanced, offering benefits to all of the Company's stakeholders, including the travelling public, staff and shareholders.

The benefits to the travelling public include first and foremost a fare reduction, secondly a better integrated rail network in Hong Kong and thirdly the establishment of a transparent and objective fare adjustment mechanism. As for staff of both MTR Corporation and KCRC, the Memorandum of Understanding stipulates that job security for all frontline staff will not be affected due to the proposed merger and more importantly, the proposed merger will create new job opportunities for our colleagues.

As I mentioned in my letter to shareholders dated 27 June 2006, I am of the view that the proposed transaction marks an important milestone for MTR Corporation as it creates significant growth opportunities for our rail business, reinforces the "rail and property" business model through the acquisition of the property package, and is structured to provide the benefits of a merger whilst mitigating downside risk and reducing funding burden for the Company. The proposed transaction is subject to approvals from both the Legislative Council ("LegCo") of Hong Kong SAR and independent shareholders. An Independent Committee of the Board, chaired by Mr. Edward Ho Sing-tin, has been formed to advise independent shareholders on the transaction. Other members of this Committee are Professor Cheung Yau-kai, Mr. David Gordon Eldon, Ms. Christine Fang Meng-sang, Mr. Lo Chung-hing and Mr. T. Brian Stevenson. The Independent Board Committee ("IBC") will appoint, and be advised by, an Independent Financial Adviser.

The legislative approval process has started with the introduction of the Rail Merger Bill to LegCo on 5 July followed by the first meeting of the Bills Committee on 27 July. As I have mentioned before, the legislative and independent shareholder approval processes will take about a year from the announcement date of the Memorandum of Understanding.

Apart from the approval processes, MTR Corporation and KCRC have commenced work on the smooth integration of the operations of the two companies.

I have in my previous reports to stakeholders highlighted the importance which we place on sustainability, community involvement and corporate social responsibility. The first six months of 2006 saw further activities in these areas.

In April, we co-organised the second "MTR Hong Kong Race Walking 2006" with the Hong Kong Amateur Athletic Association, following the success of the inaugural event in 2005. With the objective of encouraging people to walk more as a form of daily exercise, the event attracted more than 1,000 participants in 14 categories of competition. This was a 25% increase over the number of participants last year, making it the largest event of its kind in Hong Kong. More importantly, we raised more than HK$1.2 million for the Hospital Authority Health InfoWorld's "Better Health for a Better Hong Kong" education campaign, again, about 25% more than last year's donations.

I am particularly proud of the work done by our employee volunteers through the "More Time Reaching Community" Scheme. Launched in November last year, the purpose of the Scheme is to encourage staff to contribute their time to initiate, organise and participate in volunteer activities, with funding support and Executive participation from the Company. Many of our colleagues have since contributed their time or sacrificed their holidays to organise and participate in such heart warming and meaningful events as outings with the elderly, mentally disabled and underprivileged children, as well as Chinese New Year food collection and birthday parties for handicapped children. In total, 33 such events have been held since the launch last November.

It is with volunteering programmes like this and the strong support and selfless participation from our staff that the Company has earned the reputation of being one of the most caring companies in Hong Kong. Thus, we are very pleased that in February the Company and MTR Property Management were bestowed the 2005/2006 Caring Company Award by Hong Kong Council of Social Service in recognition of our efforts and commitment to caring for the community.

For the fourth year in a row, the Company's Sustainability Report 2004 was awarded a Commendation for Sustainability Reporting by the Association of Chartered Certified Accountants ("ACCA"). The award was introduced by ACCA to identify and reward innovative efforts to communicate organisational performance in sustainability and environmental reporting. In receiving the award, we were honoured by the Association's recognition of the Company's continuous commitment to social responsibility, and its significant contribution to the development of social reporting in Hong Kong.

On 25 July, the Chief Executive of the Hong Kong SAR Government officially launched the Action Blue Sky Campaign and urged everyone in the community to get involved to combat air pollution. We welcome and support this initiative and will continue to do our part to improve Hong Kong's air quality by further increasing energy efficiency in our rail operations. Furthermore, to achieve an energy efficient yet comfortable office environment, we have introduced a more casual clothing standard for non-uniformed office staff.

I would take this opportunity to thank my fellow Board Members, management and all staff of the Company for their contribution and efforts.

Raymond K. F. Ch'ien

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 10 August 2006

CEO's review of operations and outlook

Dear Stakeholders,

The first six months of 2006 saw a number of significant developments for MTR Corporation. On the possible merger of the rail systems of MTR Corporation and KCRC, a Memorandum of Understanding was signed between Government and the Company on 11 April. In our overseas development, all government approvals were obtained for our 49% owned joint venture company for the Beijing Metro Line 4 project. This was followed by the signing of the Concession Agreement with the Beijing Municipal Government and the commencement of project work.

The Company's financial results for the first half of 2006 benefited from strong property development income and continued growth in our recurring businesses. As a result, revenue increased by 4.1% to HK$4,566 million while operating profit from railway and related operations before depreciation rose by 3.9% to HK$2,639 million. Property development profit realised in the period was HK$4,072 million mainly from the booking of profit from The Grandiose at Tseung Kwan O Station and from Metro Town, Tiu Keng Leng Station Phase One Development. Profit attributable to equity shareholders, excluding gain from revaluation of investment properties net of tax, increased by 123.2% to HK$3,948 million. Gain from investment properties revaluation was HK$1,478 million pre-tax (HK$1,219 million post-tax) resulting in reported net profit of HK$5,167 million, an increase of 98.3% over the corresponding period in 2005. Reported earnings per share increased by 95.8% to HK$0.94. The Board has declared an interim dividend of HK$0.14 per share.

Railway operations

For the first six months of 2006, total fare revenue for the MTR Lines and the Airport Express increased by 5.0% to HK$3,138 million. The MTR Lines recorded total patronage of 418.4 million, a 1.2% increase over the same period last year. The increase reflected the state of Hong Kong's economic activities and opening of the Disneyland Resort Line ("DRL") last August.

Operations performance in first half 2006

Service performance item	Performance Requirement	Customer Service Pledge target	**Actual performance**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
– MTR Lines	98.5%	99.5%	**99.9%**
– Airport Express	98.0%	99.0%	**99.9%**
Train punctuality			
– MTR Lines	98.0%	99.0%	**99.7%**
– Airport Express	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**1,745,541**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	8,000	**16,131**
Add value machine reliability	95.5%	98.0%	**99.4%**
Ticket issuing machine reliability	93.0%	98.0%	**99.6%**
Ticket gate reliability	97.0%	99.0%	**99.8%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.9%**
Temperature and ventilation			
– Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.9%**
– Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**99.9%**
Cleanliness			
– Train compartment: cleaned daily	N/A	98.5%	**100%**
– Train body: washed every 2 days	N/A	98.0%	**99.9%**
Passenger enquiry response time within 7 working days	N/A	99.0%	**99.8%**

The Company's overall share of total franchised public transport was 24.7%, comparable to the same period last year. Share of the cross-harbour market was unchanged at 60.4%.

The Airport Express recorded total patronage of 4.5 million during the first half of 2006, an 11.4% increase over the same period last year, but market share dropped slightly from 24% to 23% reflecting intense competition in this sector.

As in prior periods, MTR Corporation continued to meet or exceed the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Service improvements during the first six months included installation of new passenger lifts in Cheung Sha Wan and Sham Shui Po stations, completion of new pedestrian links at Choi Hung and Kwai Fong stations, and completion of retrofitting platform screen doors for all 74 platforms in our 30 underground stations on the Island Line, Tsuen Wan Line and Kwun Tong Line.

Continuing efforts were made to further improve the connectivity of the MTR network with other modes of transport, which enhances MTR's attraction to the travelling public. During the period, three new green minibus routes were added to the intermodal fare discount scheme, taking the scheme total to 28, while one new fare saver machine was installed in Tai Kok Tsui, bringing the total to 19 machines.

Station commercial and other businesses

The continued growth of the Hong Kong economy and rising MTR patronage supported further increase in revenue from the Company's station commercial and other businesses. Although reported revenue at HK$735 million showed a 2.5% reduction from the same period last year, this was due to a one-off income received in 2005 from settlement of an early termination of a telecommunication contract which did not repeat in 2006. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1%.

Advertising revenue increased by 8.6% to HK$239 million, boosted by higher passenger volume. A number of new formats and services were introduced. In May, Real-time Projection Zones went live at eight MTR stations in conjunction with promotion of the Hollywood blockbuster movie *The Da Vinci Code*. A new advertising train, the "Spectacular Mobile Showcase", made its debut in June. These innovative formats demonstrate the Company's commitment to enhancing our leadership position in the out-of-home advertising market in Hong Kong.

Station commercial revenue rose by 15.9% to HK$190 million due to improvements in rental rates and station commercial retail space layout from our station renovation programme, as well as the continued buoyant economy. During the period, retail floor area in stations increased by 134 square metres as new layouts and refurbishments were completed at Po Lam, Ngau Tau Kok and Admiralty stations. However, due to the repossession of 367 square metres of retail space at other stations to facilitate station improvement works, the net retail floor space in the first half was slightly reduced to 18,837 square metres in total. These station improvements, when completed, will benefit future revenue. Also during the period, 12 new shops were added to the MTR station portfolio.

Reported revenue from telecommunications services decreased by 31.3% to HK$138 million, mainly due to the one-off payment received in 2005 for early termination of an agreement which did not repeat in 2006. Excluding this and the one-off income from mobile network upgrade in 2006, revenue would have increased by 3.0%. Our fixed network services provider TraxComm Limited recorded higher revenue and is operating an over 100 Gbps bandwidth network with coverage extended to all major data centres in Hong Kong. However, revenue from mobile services has dropped due to fierce competition amongst operators resulting in lower tariffs, while usage volume remained unchanged.

Octopus Holdings Limited ("Octopus") continued to expand its operations both within and outside the transport sector. Cards in circulation rose to 13.8 million and average daily transaction volume and value rose to 9.3 million and HK$70 million respectively. MTR Corporation's share of Octopus' post-tax earnings increased by 9.1% to HK$28 million for the six-month period.

Revenue from external consultancy was HK$98 million during the six months. The project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier is underway. In Taiwan, two new contracts started in early 2006, one with the Kaohsiung Rapid Transit Company to provide operations and maintenance support for three years to 2009, and the second, with the Taiwan High Speed Rail Company to cover station, train service, and operations control centre management as well as signalling system maintenance for two years to 2008. In the Mainland of China, the Company secured a consultancy contract to provide consultancy for the Integrated Supervision Control System for Beijing Line 5.

Property businesses

While Hong Kong's economy continued to grow in the first half of 2006, sentiment in the residential property market has become more cautious as interest rates continued to trend higher and financial markets around the world became more volatile. As a result, residential property transaction volume declined throughout the period, and prices softened. The office and retail rental sectors however continued to be active in the first half although the rate of growth may slow in the second half.

The Company's profit from property developments in the first half of 2006 was HK$4,072 million. Along the Airport Railway, we recognised profit from deferred income relating to Coastal Skyline and Caribbean Coast in Tung Chung, Harbour Green at Olympic Station and fitting out works for Elements at Kowloon Station, from sharing in kind relating to receipt of a small area of the retail shell of Elements as well as surplus proceeds from The Harbourside at Kowloon Station. Along the Tseung Kwan O Line, as I noted at the time of the 2005 annual results, we booked surplus proceeds from Metro Town, Tiu Keng Leng Station Phase One Development and The Grandiose at Tseung Kwan O Station.

The tender for Package Two of Tseung Kwan O Area 86 was awarded in January to Rich Asia Investments Limited ("Rich Asia"), a subsidiary of Cheung Kong (Holdings) Limited ("Cheung Kong"), and the development agreement was signed in February. This was followed in June by our consent to Cheung Kong's transfer of 15% of its interest in Rich Asia to Nan Fung Development Limited, a wholly owned subsidiary of Chen's Holdings Limited. As part of our strategy to attract better profit sharing from this tender and in line with the tender conditions, the Company has provided an interest-free loan of HK$4,000 million (equal to about half of the land premium) to Rich Asia. This loan is supported by a guarantee from Cheung Kong for the full amount.

Along the Airport Railway, to meet the increased desire for town houses, we have obtained Town Planning Board approval in June to convert the original low-rise residential development to town houses at Caribbean Coast.

Rental income from investment properties increased by 7.8% to HK$624 million supported by higher rents. A vibrant retail sector, further refinements to the trade mix and strong promotional efforts at our shopping centres continued to increase shopper traffic. During the first half of 2006, favourable growth in rental rates was achieved for renewal of leases at our shopping centres.

The continuing demand for high quality retail space enabled us to maintain 100% occupancy levels at all of our shopping centres except for Luk Yeung Galleria, where a total of 427 square metres was repossessed in April in preparation for renovation work. The Company's 18 floors at Two IFC continued to be fully let during the period. A total of 504 parking spaces at No.8 Clear Water Bay Road (including 450 Park & Ride Carpark spaces) were added to the portfolio upon commencement of operation of the carpark.

To enhance the retail environment of Telford Plaza I, a major renovation programme was launched in April to refurbish its entrances, atria, shopfronts, ceilings and floors, with target completion by year-end 2006.

Pre-letting of Elements, the forthcoming 82,750 square metres gross MTR flagship mall at Union Square in Kowloon Station, progressed well, with good response from both overseas and local retailers, as well as food and beverage operators. Pre-letting of The Edge, the new shopping centre of 11,877 square metres gross at Area 55b of Tseung Kwan O Station, also saw good progress.

Our property management business experienced steady growth, with revenue rising 7.8% to HK$69 million. During the period, a total of 2,842 residential units was added to the management portfolio, bringing the total number of residential units under management to 57,200.

Our property management business in the Mainland of China continued to expand with the award in April of a service contract by SOHO Shangdu, a major commercial-cum-shopping mall development in Beijing. The Company will take over management responsibility of this property by the end of 2006.

Renovation of the 31,000 square metres gross shopping centre under a long-term head lease in Beijing's Dong Cheng district is now underway. This shopping centre has been renamed Ginza Mall, and is scheduled to open by early 2007 after major upgrading and refurbishment.

Tseung Kwan O Line property developments (packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual or expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in	Completed in
(Central Heights)	Nan Fung Development Ltd.	Retail	3,637		July 2000	2005
	Henderson Land Development Co. Ltd.	Carpark		74		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in	Completed in
(The Grandiose	Chow Tai Fook Enterprises Ltd.	Retail	11,877		January 2002	January 2006
and The Edge)	Wee Investments Pte. Ltd.	Carpark		249		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in	Completed
(Residence Oasis	Kerry Properties Ltd.	Retail	3,500		June 2002	in 2004
and The Lane)		Carpark		369		
Tiu Keng Leng Station						
(Metro Town	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in	By phases
and Le Point)		Retail	16,800		October 2002	from
		Carpark		609		2006-2007
Tseung Kwan O South Station						
Area 86 Package One	Cheung Kong (Holdings) Ltd.	Residential	136,240		Awarded in	2008
		Retail	500		January 2005	
		Carpark		325		
		Residential Care Home for the Elderly	3,100			
Area 86 Package Two	Cheung Kong (Holdings) Ltd.	Residential	309,696		Awarded in	2009-2010
		Kindergarten	800		January 2006	
		Carpark		905		

Tseung Kwan O Line property developments (packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	Expected parking spaces	Period of package tenders	Expected completion date
Tseung Kwan O Station	1-2	Residential	80,000		2006–2007	2011
Area 56		Hotel	58,130			
		Retail	20,000			
		Office	5,000			
		Carpark		390		
Tseung Kwan O South Station	6-11	Residential	1,153,764–1,163,764		2007–2011	2014
Area 86		Retail	39,500–49,500			
		Carpark		3,533		

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Actual completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,135		Awarded in	Completed in
(No. 8 Clear Water Bay Road)		Retail	2,400		July 2001	2005
		Carpark		54		
		Park & Ride		450		

Hong Kong projects

MTR Corporation continued the development and planning of new rail and non-rail projects during the first half of 2006.

"Ngong Ping 360", comprising the Ngong Ping Skyrail and the Ngong Ping Village on Lantau Island, is undergoing pre-opening trials and is expected to open for business later in the year.

Following approval of the revised proposal for the West Island Line by Government and Executive Council last year, discussion with Government is continuing over detailed scope, cost and funding requirements. The decision on the South Island Line (East) proposal is still awaiting completion of Government's review of the Southern District's planning of tourism and commercial development.

In the "Dream City" development at Area 86 in Tseung Kwan O, the construction contract for Tseung Kwan O South Station was awarded in late June. This latest extension to the MTR network is designed to serve the "Dream City" property development and is scheduled to open in 2009.

New pedestrian links in Admiralty and Sheung Wan stations are targeted for opening by the end of this year, and another at Lai Chi Kok Station is planned for completion in 2008. Further license agreements have been signed and are under negotiation with adjacent developers respectively for Tsim Sha Tsui and Choi Hung stations.

At the Hong Kong International Airport, the project to construct a second platform at the departure level of the Airport Station continued with the connection to the Skyplaza retail development and the project is expected to be completed by the end of 2006.

Merger with KCRC

On 11 April, the Company signed a Memorandum of Understanding with Government setting out the terms for the proposed rail merger between the Company and KCRC, together with the acquisition of a property package.

The proposed transaction is subject to approval by both LegCo and independent shareholders of the Company. A Rail Merger Bill was submitted to LegCo by Government on 5 July which was followed by the first meeting of the Bills Committee to examine the Bill on 27 July. We expect the approval processes by LegCo and independent shareholders to take about a year or more from the 11 April announcement day.

An IBC comprising six independent non-executive Directors of the Company has been established to examine the proposed transaction and advise independent shareholders. The IBC will appoint and be advised by an Independent Financial Adviser.

Overseas growth

Mainland of China

In Beijing, the public-private partnership ("PPP") company formed with the Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group for the Beijing Line 4 project obtained its business license in January, and the related concession, lease and financing agreements were signed in April. With management in place, and the rolling stock and signalling contracts having been awarded, construction of the project has commenced with target completion in 2009.

In Shenzhen, we are still awaiting approval from the National Development and Reform Commission for Shenzhen Metro Line 4. We have put in place a management team which has progressed detailed design of the system, and the master plan for property developments along the line.

In line with our strategy, we have furthered negotiations regarding plans for the investment, construction and operation of Shenzhen Metro Line 3 following the signing of a Memorandum of Understanding ("MoU") last year with the municipal government on this potential 32.8-kilometre line in the eastern part of the municipality. In Beijing, feasibility studies are also progressing on two possible metro lines, one for Beijing Line 4 Extension and the other for Beijing Metro Line 9, following signing of the respective MoU's and Letter of Interest this year.

Elsewhere in the Mainland, the Company submitted an investment proposal to the Wuhan Municipal Government in April following the signing of an MoU with the government in 2005 to explore co-operation opportunities for the construction and operation of metro lines in Wuhan. In May, we signed an MoU with the Hangzhou Municipal Government for a joint study on a metro development plan for that city. However, we must point out that MoU's do not always result in investments.

Europe

In Europe, we continued to pursue "asset light" rail operating service contracts during the first half of 2006.

In the UK, a tender for the South Western Train Franchise was submitted in conjunction with our partner National Express in June and the result is expected to be announced by October. A joint venture between MTR Corporation and Laing Rail has been pre-qualified to bid for the London Rail Concession, formerly called the North London Railway Franchise, and is currently working on the tender submission for October. Both of these are competitive tenders where the Company will compete with other bidders.

Preferred financing model and debt profile

(Preferred Financing Model) vs. **Actual debt profile** *As at 30 June 2006*


(50-80) 69
(20-50) 27
(0-10) 1
(0-15) 3
Source
in percentage
Capital market instruments
Export credits
Medium term loans
Short term loans and overdrafts
(40-60) 54
(40-60) 46
Interest rate base
in percentage
Fixed rate
Floating rate
(6-15) 9
Financing horizon
in months
(10-40) 17
(20-50) 47
(30-60) 36
Maturity
in percentage
Up to 2 years
2 to 5 years
Beyond 5 years
(70-100) 99.8
(0-30) 0.2
Currency
in percentage
HK$
US$

Simplified balance sheet

As at 30 June 2006


83.35
21.38
14.20
3.19
Assets
in HK$ billion
MTR System and Airport Express
Investment properties
Property development in progress
Others
74.57
31.81
13.36
2.58
Financing
in HK$ billion
Equity
Debt
Deferred Income
Others

Financial review of operations

Revenue for the first half of 2006 was HK$4,566 million, an increase of 4.1% over the same period last year. Revenue from the MTR Lines and the Airport Express reported increases of 4.7% and 7.7% respectively as a result of patronage growth, particularly in the early months of 2006, and an increase in average fare for the MTR Lines. Patronage on the MTR Lines increased 1.2% and on the Airport Express 11.4%, whilst the average fare for the MTR Lines increased 3.5% to HK$6.8 but on the Airport Express decreased 3.2% to HK$64.8 mainly due to the lower fares paid by passengers travelling to the AsiaWorld-Expo Station which opened in December 2005.

Revenue from station commercial and other businesses amounted to HK$735 million, a 2.5% drop from the same period last year due to the one-off income received from settlement of an early termination of a telecommunication contract in 2005 which did not repeat this year. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1% when compared to the same period last year. Property rental and management income increased 7.8% to HK$693 million.

Operating cost before depreciation for the first half year increased by 4.5% to HK$1,927 million as compared to the same period last year. The increase was mainly due to the opening of DRL and AsiaWorld-Expo Station, increases in expenditures in the development of our overseas growth business in the Mainland and Europe, as well as expenses relating to "Ngong Ping 360". Operating profit from railway and related businesses before depreciation amounted to HK$2,639 million, a 3.9% increase from the same period last year, with an operating profit margin of 57.8%, similar to last year. Excluding the one-off impacts from telecommunication contract termination and mobile network upgrade, operating profit would have increased by 6.7% whilst operating profit margin would have increased by 0.5% point.

Property development profit during the first half year amounted to HK$4,072 million, mainly comprising surplus proceeds from The Grandiose and Metro Town along the Tseung Kwan O Line, deferred income recognition from Coastal Skyline, Caribbean Coast, Harbour Green and Elements along the Airport Railway as well as sharing in kind from the receipt of an additional 572 square metres at Elements. Operating profit before depreciation amounted to HK$6,711 million, an increase of 65.3% as compared to the same period last year.

Depreciation charge for the first half year dropped by 3.5% to HK$1,315 million mainly due to adjustments made for depreciation charges on some systems in the Tseung Kwan O Line and Nam Cheong Station in 2005. Net interest expense increased by 16.6% to HK$739 million mainly due to higher interest rates and increased borrowings as compared to the same period last year. The increase in fair value of investment properties since the end of 2005 amounted to HK$1,478 million pre-tax or HK$1,219 million post-tax.

Including the share of profit from Octopus and the share of cost incurred by the joint venture company for the bidding of the South Western Train Franchise in the UK, profit before taxation for the first half year amounted to HK$6,151 million, a 98.7% increase from the same period last year. Correspondingly, income tax increased by 101.2% to HK$984 million, which was mainly non-cash deferred income tax. The resulting net profit attributable to shareholders for the first half year amounted to HK$5,167 million, an increase of 98.3% compared to the same period last year. Reported earnings per share therefore increased from HK$0.48 for the first half of 2005 to HK$0.94 for 2006. Excluding investment property revaluation gain and related deferred tax, underlying net profit was HK$3,948 million, an increase of 123.2% compared to same period last year.

The Directors have declared an interim dividend of HK$0.14 per share. A scrip dividend option will be offered to all shareholders except those with registered addresses in the United States of America or any of its territories or possessions. As in previous years, Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash.

The Group's balance sheet remains strong. During the first half of 2006, shareholders' equity increased by 6.7% to HK$74,548 million as of 30 June, from retained profit as well as the re-investment of scrip dividends by Government and other shareholders.

Total assets increased by 7.6% to HK$122,318 million mainly due to an interest-free loan of HK$4,000 million (recognised on balance sheet at fair value of HK$3,232 million at inception) provided to the property developer of Tseung Kwan O Area 86 Package Two as part of the tender terms, an increase of HK$2,053 million on properties held for sale from unsold units at Metro Town and The Grandiose along the Tseung Kwan O Line, gross revaluation gain on properties of HK$1,770 million, and increases in amount receivable in respect of property developments of HK$957 million. Other increases in assets include capital expenditures incurred on the "Ngong Ping 360" project and other capital improvement projects.

The Group's net cash inflow generated from railway and related activities increased to HK$2,737 million in the first half of 2006 compared to HK$2,562 million for the same period in 2005, whilst cash receipts from developers for property development project decreased to HK$584 million from HK$2,332 million in 2005. Total cash outflow rose from HK$3,095 million to HK$6,366 million which included the HK$4,000 million interest-free loan for Package Two of Tseung Kwan O Area 86, capital project payments of HK$1,339 million, interest expenses of HK$830 million and other minor items. The Group had a net cash outflow of HK$3,045 million before dividend as compared to a net cash inflow of HK$1,799 million in the same period last year. After the dividend payment of HK$767 million and net loan drawdowns of HK$3,824 million, there was a net cash inflow of HK$12 million.

During the period, total borrowings of the Group increased from HK$28,264 million to HK$31,809 million due mainly to amounts drawn to finance the interest-free loan to the developer. As a result, the debt-to-equity ratio increased from 40.4% at 31 December 2005 to 42.7% at period-end.

Financing activities

The credit markets continued to see high levels of liquidity, leading to tight credit spreads. Given this favourable environment, we successfully arranged total financings of HK$3.1 billion during the first half of 2006, including a HK$500 million 4.3% 2-year fixed rate note, and a number of 5-year and 7-year bilateral facilities totalling HK$2.6 billion. As at the end of June 2006, the Group had total undrawn committed facilities of HK$2.9 billion, which together with cash on hand and projected significant positive cash flows from our property development business, are expected to cover all of the Company's estimated funding needs until the first quarter of 2007.

As at the end of June, the Company's debt portfolio was well balanced with 17% of total outstanding repayable within 2 years, 47% between 2 and 5 years, and 36% beyond 5 years. As a measure of exposure to foreign currency risk, only 0.2% of the debt portfolio was denominated in US dollars with the remainder either hedged into or denominated in HK dollars.

At the end of June, 54% of the debt portfolio was based on fixed interest rates with the balance based on floating rates. This prudent level of fixed rate debt, together with the attractive terms of the Group's financings, has enabled the Company to contain our financing cost in a rising interest rate environment. As a result, despite the significant increase in short-term interest rates during the first half of 2006 as compared with the same period last year, the Company's average borrowing cost rose to 5.5% from 5.0%.

In the Mainland of China, agreements for two project loans of RMB1.6 billion each provided separately by China Development Bank and Industrial and Commercial Bank of China for the development and construction of Beijing Metro Line 4 were signed by the associated PPP company in April.

Human resources

Immediately following signing of the Memorandum of Understanding on the proposed merger, the Company held a total of 60 briefing sessions to provide staff with the latest information and opportunities to raise their concerns. Going forward, we will regularly update our staff on the merger using a variety of means such as staff communication sessions, merger newsletters, *MTR Express*, Corporate Notices and additional briefing sessions.

We are committed to looking after the interests of all staff, and will consult them on matters affecting them during the merger process before any final decisions are made. To ensure that best practices are adopted for the merged company, the Company in conjunction with KCRC has commenced a series of in-depth studies on different aspects of human resources integration such as grading and reward structure, and employment terms and conditions.

Outlook

Although business conditions remain generally positive in Hong Kong, successive interest rate increases coupled with high oil and commodity prices have slowed the rate of economic growth. While there was patronage growth in the early months of 2006, MTR Lines patronage in May and June was lower than last year due to the combination of the impact of Football World Cup and slower growth of economic activities. Although MTR Lines patronage growth has resumed in the last two weeks of July, it would be prudent to adopt a cautious outlook for the rail and related businesses in the second half. On the other hand, although competition continues to increase, we see positive rental reversions in our property investment business. Given this environment we continue to pay close attention to cost and enhance efficiency whilst at the same time continuing our efforts in the overseas growth business.

In our property development business we recognised profit from both The Grandiose at Tseung Kwan O Station and Metro Town, Tiu Keng Leng Station Phase One Development in the first half of 2006. For the balance of the year, in line with our accounting treatment, property development profit recognition is expected to come mainly from developments along the Airport Railway, particularly from deferred income and the expected receipt as sharing in kind of a small area of some 7,100 square metres gross at Elements in Kowloon Station. In Tseung Kwan O, property development profit recognition in the second half would depend on sales progress of the 390-unit development at Central Heights Tseung Kwan O Town Centre Area 57a. Given that most of the property development profit for 2006 has been recognised in the first half, the amount of development profit to be recognised in the second half is expected to be significantly less.

Finally, I would like to take this opportunity to thank all my colleagues for their hard work and support.

C K Chow, *Chief Executive Officer*
Hong Kong, 10 August 2006

Corporate governance and other information

Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) (the "MTR Ordinance")) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. He was recently re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation of the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR") may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional Directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional Directors" are treated for all purposes in the same way as other Directors.

Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the half-year ended 30 June 2006 with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

Audit Committee

The Audit Committee meets four times each year with the purpose of monitoring the integrity of the Group's financial statements and to consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the systems of internal control. All the Members of the Audit Committee are non-executive Directors, namely T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Alan Wong Chi-kong). Mr. Stevenson and Professor Cheung are also independent non-executive Directors.

Remuneration Committee

The Remuneration Committee meets regularly to consider remuneration issues, including formulation of a remuneration policy and practices that facilitate the employment of top quality personnel, recommendation to the Board of the remuneration of Members of the Board who are non-executive Directors, determination of the remuneration packages of the Members of the Board who are executive Directors and the Members of the Executive Directorate, and review and approval of performance-based remuneration by reference to the Company's goals and objectives. All the Members of the Remuneration Committee are non-executive Directors, namely Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang. Mr. Ho and Mr. Stevenson are also independent non-executive Directors.

Nominations Committee

The Nominations Committee carries out the process of nominating and recommending candidates to fill vacancies on the Board of Directors. All the Members of the Nominations Committee are non-executive Directors, namely David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). Mr. Eldon and Mr. Lo are also independent non-executive Directors.

Independent Committee

The Board is committed to looking after the interests of independent shareholders of the Company, and for this purpose, an independent committee of the Board (the "Independent Committee") has been established to consider and review the terms of any possible merger between the Company and Kowloon-Canton Railway Corporation, and to advise independent shareholders whether they are fair and reasonable. All the Members of the Independent Committee are independent non-executive Directors , namely Edward Ho Sing-tin (chairman), Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson.

Internal Control

The Board is responsible for the system of internal controls of the Company and its subsidiaries, setting appropriate policies and reviewing the effectiveness of such controls.

Internal control is defined as a process effected by the Board, Management and other personnel, designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute assurance of the following:

- effectiveness and efficiency of operations
- reliability of financial reporting
- compliance with applicable laws and regulations.

Pursuant to the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Committee, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders.

Supported by the Members of the Executive Committee, the Chief Executive Officer who chairs the Executive Committee is responsible to the Board for the conduct of the business of the Company.

The Executive Committee is responsible for implementing the Board's policies on risk and control. In fulfilling its responsibilities, the Executive Committee identifies and evaluates the risks faced by the Company for consideration by the Board and designs, operates and monitors a suitable system of internal controls which implements the policies adopted by the Board. The Executive Committee is accountable to the Board for monitoring the system of internal controls and providing assurance to the Board that it has done so. Additionally, all employees have responsibility for internal controls within their areas of accountability.

Various risk management strategies have been established by the Board as advised by the Executive Committee to identify, assess and reduce risks, including construction, business operations, finance, treasury, safety, security and environmental risks as well as appropriate insurance coverage. In addition to risk management systems and processes that are already in place in each division or department, an Enterprise Risk Management (ERM) framework was recently established for the strategic management of business risks at the corporate level. An Enterprise Risk Review Committee has been formed to oversee the operation of the ERM framework, and the Enterprise Risk Management Department provides technical and coordination support.

Structured cross-discipline processes for the identification, evaluation, ranking and control of risks have been developed. The likelihood and impact of risks within five key areas – finance, safety, business operations, reputation and regulatory – are considered. Risk registers are established and maintained at business unit and corporate levels, and each risk is assigned to a risk owner who is responsible for developing and implementing appropriate risk mitigation measures. The key risks are required to be reviewed at least quarterly at business unit level, half-yearly at executive level and annually by the Board. The Board has reviewed the current risk profile of the Company, and is satisfied that the key risks facing the Company are kept under control and do not represent serious threats to the business, and that suitable risk mitigation measures and review processes are in place.

To ensure the efficient and effective operation of business units and functions, and safety of operating railway and construction works in railway extension projects, Corporate General Instructions (CGIs), divisional and departmental procedures and manuals, committees, working groups and quality assurance units are established to achieve, monitor and enforce internal controls and evaluate their effectiveness.

Control documentations for compliance with Section 404 of US Sarbanes Oxley Act – *Internal Control over Financial Reporting*, CGIs and various departmental procedures and manuals are established for preventing or detecting unauthorized expenditures and payments, safeguarding the Company's assets, ensuring the accuracy and completeness of accounting records and timely preparation of reliable financial information.

All Department Heads, including Business and Project Managers for overseas projects, are responsible for ensuring the compliance with statutes and regulations applicable to their own functional units. They are required to identify any new or updated statutes, to assess the risk of such statutes and regulations and their impact on the Company's operations, and to review at least once a year that relevant statutes and regulations are complied with.

Members of the Board and Executive Committee, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of the Listed Issuers. In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.

The Internal Audit Department plays a major role, independent of the Company's management, in assessing and monitoring the internal controls of the Company. The Internal Auditor reports to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on financial, operational and compliance controls and risk management functions of all business and support units as well as subsidiaries. Management is responsible for ensuring the control, design and operating deficiencies highlighted from internal audits are rectified within a reasonable period. Internal Audit produces a four-year rolling Audit Plan, based on risk assessment, that is reviewed and approved by the Audit Committee. On a half-yearly basis, the Internal Auditor reports to the Audit Committee his audit findings and his opinion on the system of internal controls.

On behalf of the Board, the Audit Committee evaluates annually the effectiveness of the Company's system of internal controls, including the reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This is achieved primarily through approving the internal audit plan and review the findings of internal audit work, in addition to reviewing the annual and interim financial statements, and the nature, scope of work, and report of the external auditors, and consideration of the following:

- the changes in the nature and extent of significant risks since the previous review and the Company's ability to respond to changes in its business and external environment
- the scope and quality of management's ongoing monitoring of risks and the system of internal control, the work of the Internal Audit Department, and the assurance provided by the Executive Committee
- the extent and frequency with which the results of monitoring are communicated, enabling the Audit Committee to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition, and
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance.

The processes for assessing internal controls by the Audit Committee include: regular interviews with Members of the Executive Committee in relation to key business operations, internal control and compliance issues, both financial and non-financial; the review of significant issues arising from the internal and external audit reports, and private sessions with external auditors. The Audit Committee has also reviewed the papers prepared by the Executive Committee and Internal Audit covering: 2005 Annual Report and Accounts, Annual Report on Form 20-F and Reconciliation of 2005 Annual Accounts to US GAAP, Preview of 2006 Interim Accounting issues, 2006 Audit Plan, Internal Audit's Half-yearly Report, Annual Report on Staff Complaints, Reporting of Internal Control Systems, Reporting of Outstanding Litigation and Compliance Issues, Annual Insurance Programme, and Procurement Control and Audit Committee for China Projects. The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The Board has, through the Audit Committee, conducted the first review of the effectiveness of the Company's system of internal control for the six-months ended 30 June 2006, covering all material financial, operational and compliance controls and risk management functions, and concluded that adequate and effective internal controls are maintained to safeguard the shareholders' investment and the Company's assets. There were no significant control failings, weaknesses or significant areas of concern identified during the period which might affect shareholders.

Board Members' and Executive Directorate's Interests in Shares

As at 30 June 2006, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code were as follows:

Long Positions in Shares and Underlying Shares of the Company

	Number of Ordinary Shares held			Derivatives			
				Share Options	Other		
Member of the Board or the Executive Directorate	Personal* interests	Family† interests	Corporate interests	Personal* interests	Personal* interests	Total interests	Percentage of aggregate interests to total issued share capital
Chow Chung-kong	–	–	–	–	700,000 (Note 1)	700,000	0.01266
T. Brian Stevenson	4,657	–	–	–	–	4,657	0.00008
Christine Fang Meng-sang	1,701	–	–	–	–	1,701	0.00003
Russell John Black	53,608	–	–	–	–	53,608	0.00097
William Chan Fu-keung	46,960	–	–	217,500 (Note 2)	–	264,460	0.00478
Thomas Ho Hang-kwong	53,513	2,524	–	321,000 (Note 2)	–	377,037	0.00682
Lincoln Leong Kwok-kuen	23,000	–	23,000 (Note 3)	1,043,000 (Note 4)	–	1,089,000	0.01970
Francois Lung Ka-kui	–	–	–	1,066,000 (Note 4)	–	1,066,000	0.01928

Notes:

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (on 30 November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2006	Options vested during the period	Options lapsed during the period	Options exercised during the period	Exercise price per share of options (HK$)	Options outstanding as at 30 June 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
William Chan Fu-keung	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	317,500	–	–	100,000	8.44	217,500	20.75
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/2001 – 11/9/2010	321,000	–	–	–	8.44	321,000	–
Other eligible employees	20/9/2000	41,409,000	5/4/2001 – 11/9/2010	11,285,000	–	–	3,451,000	8.44	7,834,000	20.00

Note:

All of the above share options were vested on 5 October 2003. The proportion of underlying shares in respect of which the share options have vested is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before 5 October 2001	none
5 October 2001 to 4 October 2002	one-third
5 October 2002 to 4 October 2003	two-thirds
After 4 October 2003	all

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme

Executive Directorate and eligible employees	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2006	Options granted during the period	Options vested during the period	Options lapsed during the period	Options exercised during the period	Exercise price per share of options (HK$)	Options outstanding as at 30 June 2006	Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$)
Lincoln Leong Kwok-kuen	1/8/2003	1,066,000	14/7/2004 – 14/7/2013	1,043,000	–	–	–	–	9.75	1,043,000	–
Francois Lung Ka-kui	27/9/2005	1,066,000	26/9/2006 – 26/9/2015	1,066,000	–	–	–	–	15.75	1,066,000	–
Other eligible employees	1/8/2003	495,200	14/7/2004 – 14/7/2013	400,700	–	–	–	101,500	9.75	299,200	20.78
	12/1/2006	94,000	9/1/2007 – 9/1/2016	–	94,000	–	–	–	15.45	94,000	–
	13/9/2005	94,000	9/9/2006 – 9/9/2015	94,000	–	–	–	–	15.97	94,000	–
	23/9/2005	213,000	9/9/2006 – 9/9/2015	213,000	–	–	–	–	15.97	213,000	–
	17/10/2005	94,000	6/10/2006 – 6/10/2015	94,000	–	–	94,000	–	16.05	–	–
	23/3/2006	94,000	20/3/2007 – 20/3/2016	–	94,000	–	–	–	18.05	94,000	–
	31/3/2006	94,000	20/3/2007 – 20/3/2016	–	94,000	–	–	–	18.05	94,000	–
	12/5/2006	266,500	25/4/2007 – 25/4/2016	–	266,500	–	–	–	20.66	266,500	–
	15/5/2006	213,000	25/4/2007 – 25/4/2016	–	213,000	–	–	–	20.66	213,000	–
	12/5/2006	213,000	2/5/2007 – 2/5/2016	–	213,000	–	–	–	21.00	213,000	–

Notes:

1. The exercise price of the share options is determined upon the offer of grant of the options and which should not be less than the greatest of (a) the average closing price per share of the Company for the five business days immediately preceding the date of offer of such options; (b) the closing price per share of the Company on the date of offer of such options, which must be a business day; and (c) the nominal value per share of the Company.

2. 94,000 of the share options lapsed during the period.

3. The proportion of underlying shares in respect of which the above share options will vest is as follows:

Date	Proportion of underlying shares in respect of which an option is vested
Before the first anniversary of the date of offer of the option (the "Offer Anniversary")	none
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	one-third
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	two-thirds
From the third Offer Anniversary and thereafter	all

During the six months ended 30 June 2006, 974,500 options to subscribe for shares of the Company were granted to six employees under the New Joiners Share Option Scheme and the respective closing price per share immediately before the respective date of grant of the options are set out below. Pursuant to the terms of this Scheme, each grantee undertakes to pay HK$1.00, on demand, to the Company, in consideration for the grant of the options. The share options granted are not recognised in the accounts until they are exercised. The weighted average value per option granted, estimated at the respective date of grant using the Black-Scholes pricing model is as follows:

Date granted	Closing price per share immediately before the date of grant (HK$)	Estimated risk-free interest rate (%)	Expected life (Years)	Estimated Volatility	Expected dividend per share (HK$)	Weighted average value per option granted (HK$)
12/1/2006	16.05	4.00	5	0.20	0.42	3.17
23/3/2006	17.60	4.40	5	0.20	0.42	3.25
31/3/2006	17.65	4.47	5	0.20	0.42	3.28
12/5/2006	20.10	4.62	5	0.21	0.42	4.11
15/5/2006	20.10	4.67	5	0.21	0.42	4.13
12/5/2006	20.10	4.62	5	0.21	0.42	3.99

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions, including the expected life and stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above:

A none of the Members of the Board or the Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

B during the six months ended 30 June 2006, no Member of the Board or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the number of shares in which it was interested as at 30 June 2006 as recorded in the register kept by the Company under section 336 of the SFO:

Name	No. of Ordinary Shares	Percentage of Ordinary Shares to total issued share capital
The Financial Secretary Incorporated (in trust on behalf of the Government)	4,231,503,767	76.54

The Company has been informed by the Government that, as at 30 June 2006, approximately 1.57% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 30 June 2006, the Group had borrowings of HK$31,202 million with maturities ranging from 2006 to 2020 and undrawn committed and uncommitted banking and other facilities of HK$7,253 million, which were subject to the condition that the Government, being the Company's controlling shareholder, owns more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may result.

Purchase, Sale or Redemption of Own Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the six months ended 30 June 2006.

Closure of Register of Members

The Register of Members of the Company will be closed from 1 September 2006 to 7 September 2006 (both dates inclusive), during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 31 August 2006. The 2006 interim dividend is expected to be paid on or about 27 October 2006 to shareholders whose names appear on the Register of Members of the Company on 7 September 2006.

Consolidated profit and loss account

for the half-year ended 30 June *in HK$ million*	Note	**2006 (Unaudited)**	2005 (Unaudited)
Fare revenue		**3,138**	2,988
Station commercial and other revenue		**735**	754
Rental and management income		**693**	643
Turnover		**4,566**	4,385
Staff costs and related expenses		**(777)**	(740)
Energy and utilities		**(249)**	(250)
Operational rent and rates		**(26)**	(45)
Stores and spares consumed		**(52)**	(51)
Repairs and maintenance		**(235)**	(235)
Railway support services		**(39)**	(37)
Expenses relating to station commercial and other businesses		**(183)**	(162)
Property ownership and management expenses		**(132)**	(101)
Project study and business development expenses		**(84)**	(72)
General and administration expenses		**(82)**	(78)
Other expenses		**(68)**	(73)
Operating expenses before depreciation		**(1,927)**	(1,844)
Operating profit from railway and related businesses before depreciation		**2,639**	2,541
Profit on property developments	2	**4,072**	1,520
Operating profit before depreciation		**6,711**	4,061
Depreciation		**(1,315)**	(1,362)
Operating profit before interest and finance charges		**5,396**	2,699
Interest and finance charges		**(739)**	(634)
Change in fair value of investment properties	8B	**1,478**	1,015
Share of profits less losses of non-controlled subsidiaries and associates	3	**16**	15
Profit before taxation		**6,151**	3,095
Income tax	4	**(984)**	(489)
Profit for the period		**5,167**	2,606
Attributable to:			
– Equity shareholders of the Company		**5,167**	2,606
– Minority interests		**–**	–
		5,167	2,606
Dividend			
Interim dividend declared after the balance sheet date	5	**774**	764
Earnings per share:	6		
– Basic		**HK$0.94**	HK$0.48
– Diluted		**HK$0.94**	HK$0.48

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated balance sheet

in HK$ million	Note	**At 30 June 2006 (Unaudited)**	At 31 December 2005 (Audited)
Assets			
Fixed assets			
– Investment properties		**21,377**	19,892
– Other property, plant and equipment		**83,550**	83,383
	8	**104,927**	103,275
Railway construction in progress		**1,185**	1,006
Property development in progress		**3,189**	2,756
Deferred expenditure		**420**	281
Prepaid land lease payments		**601**	608
Interests in non-controlled subsidiaries		**131**	103
Interests in associates	9B	**100**	–
Deferred tax assets		**19**	19
Investments in securities		**205**	183
Staff housing loans		**29**	34
Properties held for sale	10	**3,364**	1,311
Derivative financial assets	11	**113**	234
Stores and spares		**261**	248
Debtors, deposits and payments in advance	12	**3,967**	3,095
Loan to property developer	13	**3,268**	–
Amounts due from the Government and other related parties	14	**170**	154
Cash and cash equivalents		**369**	359
		122,318	113,666
Liabilities			
Bank overdrafts		**12**	14
Short-term loans		**1,013**	385
Creditors, accrued charges and provisions	15	**3,593**	3,303
Current taxation		**1**	2
Contract retentions		**171**	170
Amounts due to related parties	14	**2**	17
Loans and obligations under finance leases	16	**30,784**	27,865
Derivative financial liabilities	11	**443**	307
Deferred liabilities		**105**	112
Deferred income		**2,580**	3,584
Deferred tax liabilities		**9,045**	8,011
		47,749	43,770
Net assets		**74,569**	69,896
Equity			
Share capital, share premium and capital reserve	17	**38,248**	37,450
Other reserves	18	**36,300**	32,425
Total equity attributable to equity shareholders of the Company		**74,548**	69,875
Minority interests		**21**	21
Total equity		**74,569**	69,896

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated statement of changes in equity

for the half-year ended 30 June *in HK$ million*	Note		**2006 (Unaudited)**		2005 (Unaudited)
Total equity as at 1 January					
– Attributable to equity shareholders of the Company			**69,875**		62,016
– Minority interests			**21**		8
Total equity as at 1 January			**69,896**		62,024
Effective portion of changes in fair value of cash flow hedges, net of deferred tax	18		**(5)**		80
Surplus on revaluation of self-occupied office land and buildings, net of deferred tax	18		**242**		231
Exchange difference on translation of accounts of overseas subsidiaries	18		**3**		-
Net income recognised directly in equity			**240**		311
Net profit for the period			**5,167**		2,606
Total recognised income and expense for the period			**5,407**		2,917
Dividend paid during the period	5		**(1,534)**		(1,509)
Shares issued during the period	17				
– Employee Share Option Scheme		**31**		35	
– Scrip Dividend Scheme		**767**		754	
			798		789
Employee share-based payments	18		**2**		1
Movements in equity arising from capital transactions			**800**		790
Total equity as at 30 June			**74,569**		64,222
Total recognised income and expense for the period attributable to:					
– Equity shareholders of the Company			**5,407**		2,917
– Minority interests			**-**		-
			5,407		2,917

The notes on pages 24 to 35 form part of this interim financial report.

Consolidated cash flow statement

for the half-year ended 30 June *in HK$ million*		2006 (Unaudited)		2005 (Unaudited)
Cash flows from operating activities				
Operating profit from railway and related businesses before depreciation	**2,639**		2,541	
Adjustments for:				
Decrease in provision for obsolete stock	**(5)**		(4)	
Loss on disposal of fixed assets	**15**		7	
Amortisation of deferred income from lease transaction	**(3)**		(3)	
Amortisation of prepaid land lease payments	**7**		7	
(Increase)/Reduction in fair value of derivative instruments	**(8)**		8	
Employee share-based payment expenses	**3**		3	
Exchange loss/(gain)	**6**		(3)	
Operating profit from railway and related businesses before working capital changes	**2,654**		2,556	
Decrease in debtors, deposits and payments in advance	**17**		5	
(Increase)/Decrease in stores and spares	**(8)**		6	
Increase/(Decrease) in creditors, accrued charges and provisions	**76**		(2)	
Cash generated from operations	**2,739**		2,565	
Overseas tax paid	**(2)**		(3)	
Net cash generated from operating activities		**2,737**		2,562
Cash flows from investing activities				
Capital expenditure				
– Tseung Kwan O Extension Project	**(28)**		(94)	
– Disneyland Resort Line Project	**(28)**		(164)	
– Tung Chung Cable Car Project	**(157)**		(252)	
– Tseung Kwan O property development projects	**(69)**		(1,183)	
– Other property development projects	**(273)**		(46)	
– Purchase of assets and other capital projects	**(784)**		(577)	
Merger studies	**(25)**		(13)	
Receipts from property developers	**502**		1,501	
Loan to property developer	**(4,000)**		–	
Proceeds from properties sold	**82**		831	
Payment for purchase of investment in securities	**(208)**		(53)	
Proceeds from sale of investment in securities	**185**		43	
Loan to associates	**-**		(10)	
Capital contribution to an associate	**(100)**		–	
Principal repayments under Staff Housing Loan Scheme	**5**		8	
Net cash used in investing activities		**(4,898)**		(9)
Cash flows from financing activities				
Proceeds from shares issued	**31**		35	
Drawdown of loans	**6,228**		652	
Proceeds from issuance of capital market instruments	**499**		993	
Repayment of loans	**(903)**		(1,317)	
Repayment of capital market instruments	**(2,000)**		(1,450)	
Reduction in capital element of finance lease	**(64)**		(59)	
(Release)/Collection of refundable deposits and asset replacement reserve funds	**(9)**		4	
Interest paid	**(830)**		(721)	
Interest received	**6**		9	
Interest element of finance lease rental payments	**(11)**		(16)	
Finance charges paid	**(7)**		(6)	
Dividend paid	**(767)**		(755)	
Net cash generated from/(used in) financing activities		**2,173**		(2,631)
Net increase/(decrease) in cash and cash equivalents		**12**		(78)
Cash and cash equivalents at 1 January		**345**		258
Cash and cash equivalents at 30 June		**357**		180
Analysis of the balances of cash and cash equivalents				
Cash and cash equivalents		**369**		197
Bank overdrafts		**(12)**		(17)
		357		180

The notes on pages 24 to 35 form part of this interim financial report.

1 Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). KPMG's independent review report to the Board of Directors is set out on page 36. In addition, this interim financial report has been reviewed by the Company's Audit Committee.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the HKICPA.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains the condensed consolidated accounts and selected explanatory notes, which include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Company and its subsidiaries (collectively referred to as the "Group") and the Group's interest in associates since the issuance of the 2005 annual accounts. The condensed consolidated interim accounts and notes thereon do not include all of the information required for full set of accounts prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The financial information relating to the financial year ended 31 December 2005 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2005, on which the auditors have expressed an unqualified opinion on those accounts in their report dated 7 March 2006, are available from the Company's registered office.

These interim accounts have been prepared in accordance with the same accounting policies adopted in the 2005 annual accounts, except for changes in accounting policies made thereafter in adopting certain revised HKFRSs and HKASs as set out below:

- Amendment to HKAS 19 "Employee Benefits" – Actuarial Gains and Losses, Group Plans and Disclosures; and
- Amendment to HKAS 39 "Financial Instruments: Recognition and Measurement" – Financial Guarantee Contracts

The adoption of these accounting standards has no impact on the Group's results of operations.

2 Profit on property developments

in HK$ million	**Half-year ended 30 June 2006 (Unaudited)**	Half-year ended 30 June 2005 (Unaudited)
Profit on property developments comprises:		
Transfer from deferred income	**916**	1,003
Share of surplus from development	**3,118**	–
Profit on sale of properties held for sale	**19**	185
Profit recognised from sharing in kind	**26**	341
Other overhead costs	**(7)**	(9)
	4,072	1,520

Included in profit on sale of properties held for sale is cost of properties sold of HK$21 million *(2005: HK$514 million)*.

3 Share of profits less losses of non-controlled subsidiaries and associates

Share of profits less losses of non-controlled subsidiaries and associates comprises:

in HK$ million	**Half-year ended 30 June 2006 (Unaudited)**	Half-year ended 30 June 2005 (Unaudited)
Share of profit before taxation of non-controlled subsidiaries	**36**	29
Share of loss of associates	**(12)**	(10)
	24	19
Share of income tax of non-controlled subsidiaries	**(8)**	(4)
	16	15

4 Income tax

Income tax in the consolidated profit and loss account represents:

in HK$ million	**Half-year ended 30 June 2006 (Unaudited)**	Half-year ended 30 June 2005 (Unaudited)
Current tax		
– overseas tax for the period	**1**	8
Deferred tax		
– origination and reversal of temporary differences on:		
– change in fair value of investment properties	**259**	178
– others	**724**	303
	983	481
	984	489

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period's assessable profits or have sustained tax losses for the half-year ended 30 June 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% *(2005: 17.5%)*.

5 Dividends

in HK$ million	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005
Dividend paid		
2005 final dividend of 28 cents *(2004: 28 cents)* per share approved and paid in 2006	**1,534**	1,509
Dividend declared		
Interim dividend declared after the balance sheet date of 14 cents *(2005: 14 cents)* per share	**774**	764

6 Earnings per share

The calculation of basic earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million *(2005: HK$2,606 million)* and the weighted average number of ordinary shares of 5,484,385,261 in issue during the period *(2005: 5,394,737,292)*.

The calculation of diluted earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million *(2005: HK$2,606 million)* and the weighted average number of ordinary shares of 5,490,717,070 in issue during the period *(2005: 5,400,498,206)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

	Half-year ended 30 June 2006	Half-year ended 30 June 2005
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,484,385,261**	5,394,737,292
Number of ordinary shares deemed to be issued for no consideration	**6,331,809**	5,760,914
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,490,717,070**	5,400,498,206

Both basic and diluted earnings per share would have been HK$0.72 *(2005: HK$0.33)* if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax, adjusted as follows:

in HK$ million	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005
Profit attributable to equity shareholders	**5,167**	2,606
Increase in fair value of investment properties	**(1,478)**	(1,015)
Deferred tax on change in fair value of investment properties (note 4)	**259**	178
Profit from underlying businesses attributable to equity shareholders	**3,948**	1,769

7 Segmental information

The Group's results of major business activities for the half-year ended 30 June 2006, with comparative figures for the half-year ended 30 June 2005, are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
Half-year ended 30 June 2006 (Unaudited)						
Revenue	**3,138**	**735**	**693**	**4,566**	**–**	**4,566**
Operating expenses before depreciation	**(1,372)**	**(183)**	**(132)**	**(1,687)**	**–**	**(1,687)**
	1,766	**552**	**561**	**2,879**	**–**	**2,879**
Profit on property developments	**–**	**–**	**–**	**–**	**4,072**	**4,072**
Operating profit before depreciation	**1,766**	**552**	**561**	**2,879**	**4,072**	**6,951**
Depreciation	**(1,244)**	**(47)**	**(2)**	**(1,293)**	**–**	**(1,293)**
	522	**505**	**559**	**1,586**	**4,072**	**5,658**
Unallocated corporate expenses						**(262)**
Operating profit before interest and finance charges						**5,396**
Interest and finance charges						**(739)**
Change in fair value of investment properties			**1,478**			**1,478**
Share of profits less losses of non-controlled subsidiaries and associates						**16**
Income tax			**(259)**			**(984)**
Profit for the period ended 30 June 2006			**1,219**			**5,167**
Half-year ended 30 June 2005 (Unaudited)						
Revenue	2,988	754	643	4,385	–	4,385
Operating expenses before depreciation	(1,362)	(162)	(101)	(1,625)	–	(1,625)
	1,626	592	542	2,760	–	2,760
Profit on property developments	–	–	–	–	1,520	1,520
Operating profit before depreciation	1,626	592	542	2,760	1,520	4,280
Depreciation	(1,277)	(67)	(2)	(1,346)	–	(1,346)
	349	525	540	1,414	1,520	2,934
Unallocated corporate expenses						(235)
Operating profit before interest and finance charges						2,699
Interest and finance charges						(634)
Change in fair value of investment properties			1,015			1,015
Share of profits less losses of non-controlled subsidiaries and associates						15
Income tax			(178)			(489)
Profit for the period ended 30 June 2005			837			2,606

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

8 Fixed assets

A Acquisitions and disposals

During the six months ended 30 June 2006, the group acquired or commissioned assets with a cost of HK$386 million *(six months ended 30 June 2005: HK$435 million)*. Items of civil works and plant and equipments with a net book value of HK$15 million were disposed of during the six months ended 30 June 2006 *(six months ended 30 June 2005: HK$10 million)*, resulting in a loss on disposal of HK$15 million *(six months ended 30 June 2005: HK$7 million)*.

B Valuation

Investment properties and land and buildings held for own use carried at fair value were revalued at 30 June 2006 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Fellows of the Hong Kong Institute of Surveyors, on an open market value basis. As a result, revaluation surpluses of HK$242 million *(2005: HK$406 million)*, net of deferred tax, have been transferred to the fixed asset revaluation reserve (see note 18) and a gain of HK$1,478 million *(2005: HK$1,015 million)*, and deferred tax thereon of HK$259 million *(2005: HK$178 million)* in respect of the investment properties, have been included in the consolidated profit and loss account.

9 Investments in subsidiaries and interests in associates

A The following new principal subsidiary company was established during the half-year ended 30 June 2006:

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
MTR Shenzhen Investment Holding Limited	HK$400,000	100%	100%	–	Hong Kong	Investment Holding

B During the half-year ended 30 June 2006, the group has made an equity contribution of HK$100 million into the Public-Private Partnership company in Beijing, in which the group holds 49% interest. More details are set out in note 20.

10 Properties held for sale

in HK$ million	**At 30 June 2006 (Unaudited)**	At 31 December 2005 (Audited)
Properties held for sale		
– at cost	**2,349**	1,090
– at net realisable value	**1,015**	221
	3,364	1,311

Properties held for sale are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development. Properties held for sale at 31 December 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. Properties held for sale at 30 June 2006 included unsold properties brought forward from 2005 and unsold units and retail spaces at Tseung Kwan O Area 55b and Tiu Keng Leng station developments received during the first half of 2006.

11 Derivative financial assets and liabilities

Derivative financial assets and liabilities comprise:

	At 30 June 2006 (Unaudited)		At 31 December 2005 (Audited)	
in HK$ million	Notional amount	Fair value	Notional amount	Fair value
Derivative financial assets				
Foreign exchange forwards	**430**	**3**	478	1
Cross currency swaps	**2,507**	**38**	2,517	76
Interest rate swaps	**6,680**	**72**	7,119	157
	9,617	**113**	10,114	234
Derivative financial liabilities				
Foreign exchange forwards	**17**	**2**	120	6
Cross currency swaps	**14,015**	**318**	14,015	281
Interest rate swaps	**1,700**	**123**	1,500	20
	15,732	**443**	15,635	307

12 Debtors, deposits and payments in advance

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Consultancy services income are billed monthly and are due within 30 days.

(iv) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

The ageing of debtors relating to the above activities is analysed as follows:

in HK$ million	**At 30 June 2006 (Unaudited)**	At 31 December 2005 (Audited)
Amount not yet due	**3,384**	2,461
Overdue by 30 days	**97**	107
Overdue by 60 days	**3**	26
Overdue by 90 days	**5**	35
Overdue by more than 90 days	**24**	17
Total debtors	**3,513**	2,646
Deposits and payments in advance	**342**	348
Prepaid pension costs	**112**	101
	3,967	3,095

Included in amounts not yet due are HK$2,948 million *(2005: HK$1,991 million)* amounts receivable in respect of profit distribution on property developments mainly in respect of the Arch at Kowloon Station and the Grandiose at Tseung Kwan O Area 55b as at 30 June 2006. The amounts receivable on property developments as at 31 December 2005 was mainly in respect of the Arch.

13 Loan to property developer

	At 30 June 2006 (Unaudited)		At 31 December 2005 (Audited)	
in HK$ million	Nominal amount	Carrying amount	Nominal amount	Carrying amount
Interest free loan to property developer	**4,000**	**3,268**	–	–

The loan was provided to the developer of Package 2, Tseung Kwan O Area 86 property development project to assist the developer in financing the project. The loan is interest-free and guaranteed by the developer's ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

14 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76.5% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions arising in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 "Related party disclosures" and are identified separately in this interim financial report.

The Group has had the following material transactions with Government and other related parties during the half-year ended 30 June 2006:

in HK$ million	Balance at 1 January 2006 (Audited)	Increase/(decrease)	**Balance at 30 June 2006 (Unaudited)**
Amounts due from related parties in respect of infrastructure entrustment works:			
– the Government	27	(1)	**26**
– the Housing Authority	22	–	**22**
– the Kowloon-Canton Railway Corporation	2	(2)	**–**
Amount due from non-controlled subsidiary	88	–	**88**
Amount due from associate	–	29	**29**
Loans to associates	15	(10)	**5**
	154	16	**170**
Amount due to Kowloon-Canton Railway Corporation	–	2	**2**
Amount due to associates	17	(17)	**–**
	17	(15)	**2**

During the period, the following dividends were paid to the Government:

in HK$ million	**Half-year ended 30 June 2006 (Unaudited)**	Half-year ended 30 June 2005 (Unaudited)
Cash dividend paid	**538**	509
Shares allotted in respect of scrip dividends	**637**	645
	1,175	1,154

During the half-year ended 30 June 2006, the Group also had the following transactions with its non-controlled subsidiary, Octopus Cards Limited ("OCL"):

in HK$ million	**Half-year ended 30 June 2006 (Unaudited)**	Half-year ended 30 June 2005 (Unaudited)
Payment to OCL in respect of central clearing services	**27**	26
Fees received from OCL in respect of load agency services, card issuance and refund services and management services	**8**	8

15 Creditors, accrued charges and provisions

Creditors, accrued charges and provisions are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The analysis of creditors by due dates is as follows:

in HK$ million	**At 30 June 2006 (Unaudited)**	At 31 December 2005 (Audited)
Due within 30 days or on demand	**604**	591
Due after 30 days but within 60 days	**499**	643
Due after 60 days but within 90 days	**125**	116
Due after 90 days	**1,720**	1,370
	2,948	2,720
Rental and other refundable deposits	**504**	446
Accrued employee benefits	**141**	137
Total	**3,593**	3,303

16 Bonds and notes issued and redeemed

Bonds and notes issued by the Group during the half-years ended 30 June 2006 and 2005 comprise:

	Half-year ended 30 June 2006		Half-year ended 30 June 2005	
	Principal amount	Net consideration received	Principal amount	Net consideration received
in HK$ million	**(Unaudited)**		(Unaudited)	
Debt issuance programme notes	**500**	**499**	1,000	993

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the period, the Group redeemed HK$2,000 million *(2005: HK$1,450 million)* unlisted Hong Kong dollar notes upon maturity.

17 Share capital, share premium and capital reserve

in HK$ million	At 30 June 2006 (Unaudited)	At 31 December 2005 (Audited)
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,528,610,326 shares *(2005: 5,481,856,439 shares)* of HK$1.00 each	**5,529**	5,482
Share premium	**5,531**	4,780
Capital reserve	**27,188**	27,188
	38,248	37,450

A Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

B New shares issued and fully paid up during the period comprise:

	Number of shares	Option / scrip price *HK$*	Proceeds credited to: Share capital account *HK$ million*	Proceeds credited to: Share premium account *HK$ million*	Total *HK$ million*
Employee share options exercised					
– Pre-Global Offering Share Option Scheme	**3,551,000**	**8.44**	**4**	**26**	**30**
– New Joiners Share Option Scheme	**101,500**	**9.75**	**–**	**1**	**1**
Issued as 2005 final scrip dividends	**43,101,387**	**17.79**	**43**	**724**	**767**
	46,753,887		**47**	**751**	**798**

C Key details of the Company's share option schemes are summarised as follows:

	Half-year ended 30 June 2006		Half-year ended 30 June 2005	
	Pre-Global Offering Share Option Scheme	New Joiners Share Option Scheme	Pre-Global Offering Share Option Scheme	New Joiners Share Option Scheme
Exercise of previously vested share options during the period	**3,551,000**	**101,500**	4,129,000	54,500
No. of share options granted for the period	**–**	**974,500**	–	–
No. of share options lapsed for the period	**–**	**94,000**	–	–
No. of share options vested for the period	**–**	**–**	–	–
No. of share options outstanding as at 30 June	**8,372,500**	**3,689,700**	13,077,000	1,506,700

Details of the movements in respect of these share option schemes are set out under the Corporate Governance and Other Information section on page 14.

D During the half-year ended 30 June 2006, the following share options were granted under the New Joiners Share Option Scheme:

Date of grant	Number of share options	Exercise price *HK$*	Exercisable period
12 January 2006	94,000	15.45	on or prior to 9 January 2016
23 March 2006	94,000	18.05	on or prior to 20 March 2016
31 March 2006	94,000	18.05	on or prior to 20 March 2016
12 May 2006	266,500	20.66	on or prior to 25 April 2016
12 May 2006	213,000	21.00	on or prior to 2 May 2016
15 May 2006	213,000	20.66	on or prior to 25 April 2016

No share options were granted under the New Joiners Share Option Scheme for the period ended 30 June 2005.

18 Other reserves

in HK$ million	Fixed asset revaluation reserve	Hedging reserve	Employee share-based capital reserve	Exchange reserve	Retained profits	Total
	Attributable to equity shareholders of the Company					
30 June 2006 (Unaudited)						
Balance as at 1 January 2006	**697**	**24**	**2**	**4**	**31,698**	**32,425**
Cash flow hedges:						
Effective portion of changes in fair value, net of deferred tax	–	**6**	–	–	–	**6**
Transfer from equity						
– to profit and loss account	–	**(11)**	–	–	–	**(11)**
– to initial carrying amount of non-financial hedged items	–	**(2)**	–	–	–	**(2)**
– to deferred tax	–	**2**	–	–	–	**2**
Dividend approved/paid	–	–	–	–	**(1,534)**	**(1,534)**
Surplus on revaluation, net of deferred tax	**242**	–	–	–	–	**242**
Employee share-based payments	–	–	**2**	–	–	**2**
Exchange difference on translation of accounts of overseas subsidiaries	–	–	–	**3**	–	**3**
Profit for the period	–	–	–	–	**5,167**	**5,167**
Balance as at 30 June 2006	**939**	**19**	**4**	**7**	**35,331**	**36,300**
31 December 2005 (Audited)						
Balance as at 1 January 2005	291	(66)	1	–	25,521	25,747
Cash flow hedges:						
Effective portion of changes in fair value, net of deferred tax	–	69	–	–	–	69
Transfer from equity						
– to profit and loss account	–	32	–	–	–	32
– to initial carrying amount of non-financial hedged items	–	(21)	–	–	–	(21)
– to deferred tax	–	10	–	–	–	10
Dividends approved/paid	–	–	–	–	(2,273)	(2,273)
Surplus on revaluation, net of deferred tax	406	–	–	–	–	406
Employee share-based payments	–	–	1	–	–	1
Exchange difference on translation of accounts of overseas subsidiaries	–	–	–	4	–	4
Profit for the year	–	–	–	–	8,450	8,450
Balance as at 31 December 2005	697	24	2	4	31,698	32,425

Apart from retained profits, the other reserves are not available for distribution to shareholders because they do not constitute realised profits. In addition, the Company considers the cumulative surpluses on revaluation of investment properties, net of tax of HK$11,093 million *(2005: HK$9,874 million)* included in retained profits are non-distributable as they also do not constitute realised profits. As at 30 June 2006, the Company considers that the total amount of reserves available for distribution to equity shareholders amounted to HK$23,901 million *(2005: HK$21,520 million)*.

19 Capital commitments

A Outstanding capital commitments as at 30 June 2006 not provided for in the accounts were as follows:

in HK$ million	Railway operations	Railway extension projects	Property development projects	Overseas projects	Total
At 30 June 2006 (Unaudited)					
Authorised but not yet contracted for	**737**	**–**	**371**	**11**	**1,119**
Authorised and contracted for	**610**	**216**	**1,056**	**697**	**2,579**
	1,347	**216**	**1,427**	**708**	**3,698**
At 31 December 2005 (Audited)					
Authorised but not yet contracted for	543	–	408	8	959
Authorised and contracted for	598	67	1,336	97	2,098
	1,141	67	1,744	105	3,057

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

Overseas projects comprise mainly railway projects in China, including Shenzhen Line 4 and Beijing Metro Line 4 projects.

B The commitments under railway operations comprise the following:

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
At 30 June 2006 (Unaudited)			
Authorised but not yet contracted for	**680**	**57**	**737**
Authorised and contracted for	**438**	**172**	**610**
	1,118	**229**	**1,347**
At 31 December 2005 (Audited)			
Authorised but not yet contracted for	479	64	543
Authorised and contracted for	259	339	598
	738	403	1,141

C *Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:*

in HK$ million	**At 30 June 2006 (Unaudited)**	At 31 December 2005 (Audited)
Authorised but not yet contracted for	**371**	408
Authorised and contracted for	**974**	1,324
	1,345	1,732

20 Investments in China

Beijing MTR Corporation Limited, the Public-Private Partnership ("PPP") established between the Group, Beijing Infrastructure Investment Co. Ltd and Beijing Capital Group for the Beijing Metro Line 4 Project has obtained its business license in January 2006 and the Concession Agreement with the Beijing Municipal People's Government was signed in April 2006. Tenders for the provision of trains and related electrical and mechanical systems are underway with the rolling stock and signalling contracts awarded in May and July 2006 respectively. The PPP has a registered capital of RMB 1,380 million of which 49% (about RMB 676 million) would be contributed by the Group. As of 30 June 2006, the Group has made an equity contribution of HK$100 million, representing about 15% of the registered capital committed by the Group. The PPP has a total capital commitments amounting to approximately HK$1.1 billion as at 30 June 2006.

In 2005, the Group and the Shenzhen Municipal People's Government initialed the project Concession Agreement to build Phase 2 of Shenzhen Metro Line 4 and to operate both Phase 1 and 2 of Line 4 for a period of 30 years. The project is awaiting the approval from the Central Government. Total investment of the project is estimated at RMB 6 billion (HK$5.8 billion) which will be financed by equity capital contributed by the Company of RMB 2.4 billion (HK$2.3 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway. As of 30 June 2006, total costs of HK$234 million incurred for the project have been included in deferred expenditure and the Group had capital commitments totaling HK$96 million in relation to this project.

In January 2006, the Group entered into a long term lease of up to 47 years for the operation and management of a shopping centre with about 31,000 square metres gross floor area in Dong Cheng district, Beijing. The shopping centre is under renovation and expected to be re-opened for operation by early 2007. The annual lease payments are approximately RMB 50 million for each of the first 5 years of the lease during which the Group has the right to acquire the shopping centre at a pre-determined price or release its obligation as a tenant by making a compensation payment to the landlord.

21 Possible merger with Kowloon-Canton Railway Corporation

On 11 April 2006, the Company signed a non-binding Memorandum of Understanding ("MOU") with the Government, setting out the terms for the proposed merger of the rail systems of the Company and the Kowloon-Canton Railway Corporation ("KCRC"), together with the acquisition of a property package.

According to the MOU, the Company will make an upfront payment of HK$4.25 billion for the grant of a Service Concession and as consideration for certain rail assets purchased from KCRC, HK$7.79 billion to acquire the property package comprising development rights, investment properties and property management right, and an annual fixed payment of HK$0.75 billion plus variable payment based on revenues generated from KCRC's rail and rail-related operations over the life of the Service Concession. No variable annual payment will be payable for the first 36 months. The merger proposition will go through a legislative and shareholder approval process. It is expected that the whole approval process may take one year or more to complete. In early July 2006, the Rail Merger Bill (the "Bill") was introduced into the Legislative Council where it will undergo a deliberation and debate process. If the Bill is passed by the Legislative Council, the proposed merger transaction will be presented to the Company's minority shareholders for approval.

22 Comparative figures

Certain comparative figures have been reclassified to conform with current year's presentation.

23 Approval of interim financial report

The interim financial report was approved by the Board on 10 August 2006.

Independent review report

To the Board of Directors of MTR Corporation Limited

Introduction

We have been instructed by the company to review the interim financial report set out on pages 20 to 35.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

KPMG
Certified Public Accountants
Hong Kong, 10 August 2006



地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (+852) 2993 2111
Facsimile (+852) 2798 8822

www.mtr.com.hk